

NYSE
AN ICE EXCHANGE

March 25, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.000% Notes due 2034 of Anheuser-Busch InBev Worldwide Inc., guaranteed by Anheuser-Busch Companies, LLC, Anheuser-Busch InBev SA/NV, Anheuser-Busch InBev Finance Inc., Brandbrew SA, Brandbev S.à r.l., and Cobrew NV under the Exchange Act of 1934.

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com